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FEB 28 2014

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 24255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSENBLATT SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 BROAD STREET- 26TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH C. GAWRONSKI 212-607-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROY A. ABRAMOWITZ & CO.
(Name – *if individual, state last, first, middle name*)

21 LOCUST AVENUE- SUITE 2D-1 (Address) NEW CANAAN (City) CT (State) 06840-4735 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/25/14

OATH OR AFFIRMATION

I, JOSEPH C. GAWRONSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSENBLATT SECURITIES INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 20 14

Robin Richel

Notary Public

Signature

President & COO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSENBLATT SECURITIES INC.

REPORT ON FINANCIAL STATEMENTS
("Public" Per Rule 17a-5(e)(3))

FOR THE YEAR ENDED

DECEMBER 31, 2013

ROY A. ABRAMOWITZ & CO.
Certified Public Accountants
NEW YORK, NEW YORK
NEW CANAAN, CONNECTICUT

ROSENBLATT SECURITIES INC.

INDEX

ROY A. ABRAMOWITZ, C.P.A.
CERTIFIED PUBLIC ACCOUNTANTS

TEL: 212-398-8100
FAX: 212-398-8120
CT OFFICE: 646-250-7238
E-MAIL: rafinancial@optonline.net

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Rosenblatt Securities Inc.

We have audited the accompanying statement of financial condition of Rosenblatt Securities Inc. (the Company) (an S Corporation) as of December 31, 2013. Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rosenblatt Securities Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Roy A. Abramowitz & Co.

Roy A. Abramowitz & Co.
New York, New York
New Canaan, Connecticut
February 27, 2014

230 WEST 41ST STREET, 15TH FLOOR, NEW YORK, NY 10036
27 PINE STREET, SUITE 100, NEW CANAAN, CT 06840

ROSENBLATT SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash & cash equivalents	$ 1,196,719
Receivable from broker-dealers and clearing organizations	1,206,703
Furniture and equipment, net of accumulated depreciation of $1,791,402	281,278
Loans receivable - employees	700
Security deposits	521,060
Prepaid expenses	62,051
TOTAL ASSETS	$ 3,268,511

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 327,865
Accrued expenses	53,051
Payable to clients	28,616
Commission payable	57,702
Bonuses payable	1,772,700
TOTAL LIABILITIES	$ 2,239,934
Stockholders' equity:	
Common stock, $1.00 par value, 20,000 shares authorized, 2,526.30 shares issued and outstanding	2,526
Undistributed profits	1,026,051
TOTAL SHAREHOLDERS' EQUITY	$ 1,028,577
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,268,511

The accompanying notes are an integral part of the financial statements.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Rosenblatt Securities Inc. (RSI) was established in 1979 as a New York Corporation and is a registered broker-dealer with the Securities and Exchange Commission, a member of the New York Stock Exchange (NYSE), the Financial Industry Regulatory Authority (FINRA), NYSEArca, Nasdaq, BATS Trading, DirectEdge, ISE, the National Futures Association (NFA) and numerous registered alternative trading systems. RSI is an agency-only execution boutique servicing both the buy-side and sell-side, as well as corporates repurchasing their shares. With respect to the buy-side, the firm represents traditional institutions, quants and portfolio trading customers in NYSE- and Nasdaq-listed equities, options and ETF markets through its upstairs trading desk and NYSE trading floor operation. With nine trading licenses on the New York Stock Exchange the Company has complete floor coverage to complement its state-of-the-art upstairs trading facility. With respect to the sell-side, RSI provides NYSE execution and DMA services.

RSI has been at the forefront of embracing automation to enhance trading efficiency and the self sufficiency of the buy-side, from creating DOT for non-member firms more than twenty-five years ago to offering DMA and sophisticated algorithmic tools today. RSI also provides market structure, technical analysis, transaction analytics, and financial technology advice to customers, as well as renders consulting and investment banking services to exchanges and other capital markets participants. Research coverage includes macro strategy and the technology, media and telecom sectors.

Total revenues increased $2,362,256 or 13.34% for the calendar year 2013. The segments with revenue gains were commissions, consulting, macro strategy, research, vendor revenue sharing and investment banking.

While it is still providing market structure analysis in Europe, during 2013, the Company closed its subsidiary corporation in Ireland.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(A) Commission revenue and related expenses are recorded on a settlement date basis. Revenues and expenses would not be materially different if reported on a trade-date basis.

(B) Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed on an accelerated basis or straight line basis over the estimated useful lives of the assets as follows: 3 years for equipment and furniture. Amortization of leasehold improvements is computed on the life of the leasehold, generally 5 years. Maintenance and repairs are expensed as incurred. Depreciation and amortization expense would not be materially different if calculated using the straight-line basis only. For the year 2013 $ 61,822 of acquisitions and leasehold improvements were made for the upstairs trading facility and administrative offices in New York City and California. All new acquisitions are depreciated on a straight line basis. Depreciation and amortization expense on property and equipment was $ 67,219 during 2013.

(C) The Company reviews property and equipment for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value. The Company did not record any significant impairment during 2013.

(D) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on our understanding of the current facts and circumstances. Actual results could differ from those estimates.

(E) For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(F) Pursuant to SFAS 115, par. 13 as amended by SFAS 130, par. 33 unrealized gains and losses on trading securities would be included in earnings. The Company had no unrealized gain or loss on “available for sale securities.”

(G) The investment in RSI Europe Ltd, the offshore subsidiary, was terminated during 2013. Any annual unrealized gain or loss resulting from foreign currency transactions is included in net income.

(H) The Company's Anti-Money Laundering Program (AMLP) audit was completed during July 2013 pursuant to Section 352 of the USA Patriot Act of 2001 (Act). The audit was conducted by another independent firm in accordance with Statement on Standards for Consulting Services issued by the American Institute of Certified Public Accountants. The independent firm of Certified Public Accountants attested that the Company's AMLP met the standards set forth in Section 352 of the Act.

(I) RSI's buy-side customers are handled on a DVP-RVP basis and have separate bank accounts at banks and other custodial institutions which handle receipt and payment of funds and receipt and delivery of securities. As an introducing broker, RSI does not carry, accept or handle customer funds or securities. All instructions or transactions for the processing of funds or securities are transmitted to or through RSI's clearing firm.

(J) Since the company is an S Corporation, all profits and losses flow through to the shareholders.

(K) The $95,000 letter of credit to Vornado Realty Trust (the Company's landlord) is not recorded on the balance sheet and is not considered in the computation of the Company's net capital requirements.

(L) The Company does not enter into financial instruments for trading or speculative purposes.

(M) Goldman Sachs, the Company's clearing brokers, clears the trades executed by the Company on behalf of its customers, typically on a T+3 basis. As of December 31, 2013 Goldman Sachs accounted for 69% of the Company's total accounts receivable. Commission revenue through Goldman Sachs accounted for 70% of the Company's total commission revenue and 58% of the Company's total revenues.

(N) The Company is subject to concentrations of credit risk primarily in its trade accounts receivable to the extent of the amount(s) recorded on the balance sheet. The company attempts to mitigate the concentration of credit risk in its trade receivables through its credit evaluation process, and collection terms.

(O) The Company is subject to lawsuits, investigations and other claims related to its operations and is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. The Company accrues for contingent liabilities when an assessment of the loss is probable and can be reasonably estimated. Disclosure of contingent liabilities are made when the risk is reasonably possible or probable. As of December 31, 2013 there were no reserves or disclosures required.

NOTE 3: RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The receivable from broker-dealers represents commissions receivable from broker-dealers for whom the Company has executed trades on the NYSE floor or DMA/smart routing systems during December 2013 and received in January 2014.

The receivable from clearing organizations represents commissions receivable from clearing brokers for trades executed by the Company on behalf of its customers and cleared through its clearing brokers during December 2013 and received in January 2014.

In the normal course of business the Company executes, as agent, transactions on behalf of customers through its clearing brokers. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers in the above situation. The Company's policy is to monitor its market exposure and customer risk. In addition, the Company has a policy of reviewing as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 4: SECURITY DEPOSITS

During 2008 the Company entered into an agreement with its clearing firm. In addition an escrow deposit was made during 2008 as a DTCC member. As of December 31, 2013 the Company maintains a security deposit with its clearing firm in the amount of $504,363 and the DTCC in the amount of $10,047. The

security deposits include interest earned during subsequent periods.

During 2008 the Company entered into an agreement with its clearing firm. In addition an escrow deposit was made during 2008 as a DTCC member. As of December 31, 2013 the Company maintains a security deposit with its clearing firm in the amount of $504,363 and the DTCC in the amount of $10,047. The security deposits include interest earned during subsequent periods.

The Company also maintains security deposits in the amount of $6.500 in total for its New York City Corporate residence and office in Laguna Niguel California.

At December 31, 2013 security deposits totaled $ 521,060.

NOTE 5: INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" Corporation pursuant to Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Law (Article 22 §660 (A)).

Accordingly, no provision has been made for federal and state income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholder(s). However, New York State imposes a franchise tax based upon the difference between the maximum rate of personal income tax and the article 9A corporate rate. The Company is also required to pay the estimated tax on behalf of its non-resident shareholders. The tax provision for 2013 is $4,450.

Since the Company has nexus in California and Massachusetts it was subject to the California Minimum Franchise Tax and the Massachusetts S Corporation Minimum Excise Tax and filing fee. The Company accrued a tax provision for California and Massachusetts in the amount of $2,290.

The New York City Administrative Code does not recognize S Corporation status and imposes an alternative tax computed on approximately 15% of net income or loss plus an add-back of officer's compensation, for officer\shareholders owning more than 5% of the Company's outstanding stock. The New York City Alternative income tax for 2013 is $47,458. The Company accrued $24,765 for 2012 New York City Corporation tax. $17,292 was over-accrued and paid as estimated tax during 2012 and credited to 2013. Any under-accrual will be paid when the 2013 New York City General Corporation Tax Return is filed.

As of December 31, 2013 the Company had $91,284 of cumulative New York City net operating loss carryforwards, which may be available to reduce future New York City tax liabilities. The net operating loss deduction is limited to $10,000 a year for New York City corporation tax purposes, the New York City tax loss carryforwards will expire in 2029.

NOTE 6 COMMITMENTS

The Company entered into a "Fifth Amendment of Lease" on September 28, 2012 pertaining to its office space at 20 Broad Street, 26th Floor, New York, New York 10005. The term of the amended lease will expire on November 30, 2018. Pursuant to the lease the Company is liable for 1.7454% of the real estate tax and 1.8368% of the operating expenses of the building. The lease also includes rent abatements and rent escalations.

The annual rent for the premises is payable in advance in equal monthly installments of $28,857 through the term of the lease.

On August 25, 2006 the Company set up a $95,000 Standby Letter of Credit in favor of its Landlord in lieu of a deposit. On April 9, 2013 the Standby Letter of Credit expiration date was extended to November 30, 2018.

The Company entered into a one year lease for two executive offices in Irvine, California on May 9, 2013. The term of the lease is for one year beginning June 1, 2013 and expiring May 31, 2014.

The annual rent for the premises is payable in advance in equally monthly installments of $1,500.

The Company extended its one year lease for a corporate apartment in New York City located next to the New York City office space. The one year extension is for the period August 15, 2013 through August 14, 2014.

The annual rent for the premises is payable in advance in equally monthly installments of $4,320.

Future minimum operating lease payments required as of December 31, 2013 for each of the years for the five years ending December 31, 2018, and thereafter are as follows:

Year	Rental Amount
2014	$ 387,683
2015	346,283
2016	346,283
2017	346,283
2018	317,426
Total	$ 1,743,958

NOTE 7: TRADING LICENSES

During the calendar year 2013 the Company maintained thirteen trading licenses with the NYSE. Pursuant to an NYSE price structure change the Company pays for nine trading licenses. The annual price for each trading license was set at approximately $28,333 per year for 2013. Trading licenses are renewed each year. Trading license fees are billed monthly and are cancelable with a one month notification. The annual fee of $ 28,333 is prorated for the portion of the year during which the trading license would be outstanding.

NOTE 8: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Requirements for brokers or dealers pursuant to 15c3-1 of the Securities and Exchange Commission, and Regulation 1.17 under the Commodity Futures Trading Act. Since the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not engage in any of the activities described in Rule 15c3-1(a)(2)(i) through (v), net capital is computed pursuant to subparagraph (a)(2)(vi) which requires that net capital as defined, shall be at least the greater of $ 100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2013, the Company had net capital of $2,307,989 which exceeded the minimum net capital requirements computed pursuant to SEC Rule 15c3-1 of $ 149,329 by $ 2,158,660.

Minimum net capital pursuant to CFTC Rule 1.17 is $149,329. As of December 31, 2013 the Company's net capital exceeded the minimum net capital

requirements computed pursuant to CFTC Rule 1.17 by $2,158,660.

All customer transactions (i.e., transactions with persons other than broker\dealers) are cleared through other broker-dealer(s) on a fully disclosed basis, therefore the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission or Regulation 1.16 under the Commodity Futures Trading Act.

NOTE 9 RELATED PARTY TRANSACTION

The Company entered into a "Services and Cost-Sharing Agreement" with Penserra Securities LLC a New York Limited Liability Company with certain members in common on November 30, 2007. Pursuant to the agreement, during 2013, Penserra utilized certain administrative and other services in compliance with FINRA Notice to Members 03-63. Penserra terminated the agreement in June 2013.

NOTE 10 WORKING CAPITAL

The Company's working capital increased from $1,883,142 at December 31, 2012 to $1,998,939 at December 31, 2013. The current ratio was 5.27 to 1 at December 31, 2013 compared to 4.24 to 1 at December 31, 2012. The increase in working capital is primarily related to quicker turn around in accounts receivable remittances resulting in less cash utilized for customer funding, a decrease in security deposits held by the Company's clearing broker(s), shareholder employee increase in contributions to the firm's capital offset by a write-off of a former employee's debt to the firm and more cash utilized for accounts payable, accrued expenses and payable to clients.

Net cash provided by operating activities increased $103,346 in 2013 compared to 2012 which increased $220,259 compared to 2011. The slower growth in the increase is primarily related to the write off of a former employee's loan from the firm, more cash utilized for accounts payable, accrued expenses, payable to clients and bonuses payable in 2013 and the receipt of a security deposit in 2012.

Net cash provided by investing activities increased $12,986 in 2013 compared to 2012 which decreased $60,276 compared to 2011. The increase in cash provided in 2013 compared to 2012 is primarily a result of an event that did not occur in the prior year. In the current year the Company ended its investment in its Irish

Subsidiary RSI Europe and received a return of its investment. The amount invested in furniture, fixtures and equipment in 2013 and 2012 was practically identical.

Net cash provided by financing activities was $244,828 in 2013 compared to 2012 which decreased $151,764 compared to 2011. The increase in cash provided in 2013 compared to cash used in 2012 is primarily a result of shareholder employees contributions of their bonus(es) to firm capital in excess of capital distributions to them.